Securities and Exchange Commission

Washington, D.C. 20549

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934 (Amendment No. 3)

Carbon Energy Corporation

(Name of the Issuer)

Carbon Energy Corporation

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

14110Q100

(CUSIP Number of Class of Securities)

Erich Kirsch

Principal Financial and Accounting Officer

Carbon Energy Corporation

1700 Broadway, Suite 1170
Denver, CO 80290

(720) 407-7055

With a copy to:

William T. Hart

Hart & Hart, LLC

1624 N. Washington Street

Denver, CO 80203

(303) 839-0061

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

Calculation of Filing Fee

Transaction valuation $197.00	Amount of filing fee $0.04

Transaction value determined by multiplying the number of shares which the Company will purchase as a result of the Reverse Stock Split by $1.00.

☐ Check the box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________________________________________________________________

Form or Registration No.: _____________________________________________________________________

Filing Party: _______________________________________________________________________________

Date Filed: ________________________________________________________________________________

INTRODUCTION

Concurrently with the filing of this Schedule 13E-3 the Company is filing a definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Proxy Statement is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.

Item 1. Summary Term Sheet

The information in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

The information in the Proxy Statement under the caption “Information Concerning Carbon Energy Corporation” is incorporated hereby by reference.

Item 3. Identity and Background of Filing Person

The information in the Proxy Statement under the caption “Information Concerning Carbon Energy Corporation” is incorporated hereby by reference.

Item 4. Terms of the Transaction

Information in the Proxy Statement under the caption “Proposal to Approve a Reverse Split of the Company’s Common Stock” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

None.

Item 6. Purposes of the Transaction and Plans or Proposals

Information in the Proxy Statement under the caption “Proposal to Approve a Reverse Split of the Company’s Common Stock” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

Information in the Proxy Statement under the caption “Proposal to Approve a Reverse Split of the Company’s Common Stock” is incorporated herein by reference.

Item 8. Fairness of the Transaction

Information in the Proxy Statement under the caption “Proposal to Approve a Reverse Split of the Company’s Common Stock” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

None.

Item 10. Source and Amounts of Funds or Other Consideration

Information in the Proxy Statement under the caption “Proposal to Approve a Reverse Split of the Company’s Common Stock” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

The information in the Proxy Statement under the caption “Information Concerning Carbon Energy Corporation” is incorporated hereby by reference.

Item 12. The Solicitation or Recommendation

Information in the Proxy Statement under the caption “Proposal to Approve a Reverse Split of the Company’s Common Stock” is incorporated herein by reference.

Item 13. Financial Statements

The information in the Proxy Statement under the captions “Summary Financial Information” and “Incorporation of Certain Documents by Reference” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

None.

Item 15. Additional Information

None.

Item 16. Exhibits

(a) Proxy Statement on Schedule 14A (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on September 29, 2020).

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(f) Not applicable.

(g) Not applicable.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Patrick R. McDonald
(Signature)

Patrick R. McDonald
(Name and title)

September 29, 2020
(Date)

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